CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2018 AND 2017

2488 Dunwin Drive
Mississauga, Ontario L5L 1J9
www.trilliumtherapeutics.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Trillium Therapeutics Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Trillium Therapeutics Inc. (the Company) as of December 31, 2018 and 2017, the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2004.

/s/ Ernst & Young LLP
Toronto, Canada	Chartered Professional Accountants
March 7, 2019	Licensed Public Accountants

TRILLIUM THERAPEUTICS INC.
Consolidated Statements of Financial Position
Amounts in thousands of Canadian dollars

		As at	As at
	Note	December 31, 2018	December 31, 2017
		$	$

ASSETS

Current
Cash and cash equivalents		20,832	28,361
Marketable securities	3	24,577	53,430
Amounts receivable	4	1,101	669
Prepaid expenses		1,031	960

Total current assets		47,541	83,420

Property and equipment	5	2,155	2,882
Intangible assets	6	5,652	7,990
Other assets		111	111

Total non-current assets		7,918	10,983

Total assets		55,459	94,403

LIABILITIES

Current
Accounts payable and accrued liabilities	7,9	12,896	14,092
Other current liabilities	8	460	428

Total current liabilities		13,356	14,520

Loan payable	8	-	98
Deferred lease inducement	8	375	407
Other liabilities	8	127	801

Total non-current liabilities		502	1,306

Total liabilities		13,858	15,826

EQUITY
Common shares	9	154,017	145,920
Series I preferred shares	9	2,489	7,586
Series II preferred shares	9	45,120	45,120
Warrants	9	-	6,871
Contributed surplus		24,572	15,191
Deficit		(184,597)	(142,111)

Total equity		41,601	78,577

Total liabilities and equity		55,459	94,403

Commitments and contingencies [note 13]

Events after the balance sheet date [note 18]

Approved by the board and authorized for issue on March 7, 2019:

(signed) Luke Beshar, Director	(signed) Robert Kirkman, Director

See accompanying notes to the consolidated financial statements

TRILLIUM THERAPEUTICS INC.
Consolidated Statements of Loss and Comprehensive Loss
Amounts in thousands of Canadian dollars, except per share amounts

		Year ended	Year ended
	Note	December 31, 2018	December 31, 2017
		$	$

EXPENSES
Research and development	11	43,426	37,135
General and administrative	12	3,582	3,861

Operating expenses		47,008	40,996

Finance income		(1,084)	(722)
Finance costs		43	68
Net foreign currency loss (gain)		(3,489)	4,742

Net finance costs (income)		(4,530)	4,088

Loss before income taxes		42,478	45,084

Current income tax expense	10	8	4

Net loss and comprehensive loss for the year		42,486	45,088

Basic and diluted loss per common share	9 (c)	3.06	4.61

See accompanying notes to the consolidated financial statements

TRILLIUM THERAPEUTICS INC.
Consolidated Statements of Changes in Equity
Amounts in thousands of Canadian dollars

								Contributed
	Common shares		Series I preferred shares		Series II preferred shares		Warrants	surplus	Deficit	Total
	#	$	#	$	#	$	$	$	$	$
		(note 9)		(note 9)		(note 9)	(note 9)	(note 9)

Balance, December 31, 2017	13,147,404	145,920	52,325,827	7,586	4,368,403	45,120	6,871	15,191	(142,111)	78,577

Net loss and comprehensive loss for the year	-	-	-	-	-	-	-	-	(42,486)	(42,486)

Transactions with owners of the Company, recognized directly in equity
Shares issued, net of issue costs	369,621	3,000	-	-	-	-	-	-	-	3,000
Expiry of warrants	-	-	-	-	-	-	(6,871)	6,871	-	-
Conversion of preferred shares	1,171,806	5,097	(35,154,286)	(5,097)	-	-	-	-	-	-
Share-based compensation	-	-	-	-	-	-	-	2,510	-	2,510
Total transactions with owners of the Company	1,541,427	8,097	(35,154,286)	(5,097)	-	-	(6,871)	9,381	-	5,510
Balance, December 31, 2018	14,688,831	154,017	17,171,541	2,489	4,368,403	45,120	-	24,572	(184,597)	41,601

								Contributed
	Common shares		Series I preferred shares		Series II preferred shares		Warrants	surplus	Deficit	Total
	#	$	#	$	#	$	$	$	$	$
		(note 9)		(note 9)		(note 9)	(note 9)	(note 9)

Balance, December 31, 2016	7,845,184	103,819	53,226,191	7,716	1,077,605	24,369	6,888	12,350	(97,023)	58,119

Net loss and comprehensive loss for the year	-	-	-	-	-	-	-	-	(45,088)	(45,088)

Transactions with owners of the Company, recognized directly in equity
Shares issued, net of issue costs	4,899,674	38,073	-	-	3,650,000	24,473	-	-	-	62,546
Conversion of DSUs from equity to cash settlement	-	-	-	-	-	-	-	(414)	-	(414)
Exercise of warrants	13,332	176	-	-	-	-	(17)	-	-	159
Conversion of preferred shares	389,214	3,852	(900,364)	(130)	(359,202)	(3,722)	-	-	-	-
Share-based compensation	-	-	-	-	-	-	-	3,255	-	3,255
Total transactions with owners of the Company	5,302,220	42,101	(900,364)	(130)	3,290,798	20,751	(17)	2,841	-	65,546
Balance, December 31, 2017	13,147,404	145,920	52,325,827	7,586	4,368,403	45,120	6,871	15,191	(142,111)	78,577

See accompanying notes to the consolidated financial statements

TRILLIUM THERAPEUTICS INC.
Consolidated Statements of Cash Flows
Amounts in thousands of Canadian dollars

		Year ended	Year ended
	Note	December 31, 2018	December 31, 2017
		$	$

OPERATING ACTIVITIES
Net loss for the year		(42,486)	(45,088)
Adjustments for items not affecting cash
Share-based compensation	9	2,510	3,255
Interest accretion	8	22	50
Amortization of intangible assets	6,11	2,338	3,860
Depreciation of property and equipment	5,11	808	849
Deferred lease inducement	8	(30)	2
Change in fair value of contingent consideration	8	(674)	(1,158)
Unrealized foreign exchange loss (gain)		(3,108)	3,748
Share issuance related to license amendment	9 (b)	3,000	-
		(37,620)	(34,482)
Changes in non-cash working capital balances
Amounts receivable	4	(432)	(142)
Prepaid expenses		(71)	(558)
Accounts payable and accrued liabilities	7	(1,196)	8,165
Other current liabilities		24	(21)

Cash used in operating activities		(39,295)	(27,038)

INVESTING ACTIVITIES
Net maturities (purchases) of marketable securities		30,713	(56,994)
Purchase of property and equipment	5	(81)	(471)

Cash provided by (used in) investing activities		30,632	(57,465)

FINANCING ACTIVITIES
Repayment of loan payable	8	(115)	(125)
Recognition of deferred lease inducement		-	(5)
Issuance of share capital, net of issuance costs	9	-	62,705

Cash provided by (used in) financing activities		(115)	62,575

Impact of foreign exchange rate on cash and cash equivalents		1,249	(184)

Net decrease in cash and cash equivalents during the year		(7,529)	(22,112)

Cash and cash equivalents, beginning of year		28,361	50,473

Cash and cash equivalents, end of year		20,832	28,361

Supplemental cash flow information

Preferred shares converted to common shares (note 9)		5,097	3,852

See accompanying notes to the consolidated financial statements

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017

Amounts in thousands of Canadian dollars, except per share amounts and where noted

1.	Corporate information

Trillium Therapeutics Inc. (the “Company” or “Trillium”) is a clinical-stage immuno-oncology company developing innovative therapies for the treatment of cancer. The Company is a corporation existing under the laws of the Province of Ontario. The Company’s head office is located at 2488 Dunwin Drive, Mississauga, Ontario, L5L 1J9, and it is listed on the Toronto Stock Exchange and on the NASDAQ Stock Market.

2.	Basis of presentation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved by the Company’s board of directors on March 7, 2019.

(b)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for cash-settled deferred share units (“DSUs”) and contingent consideration, which are measured at fair value.

(c)	Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency.

(d)	Use of significant estimates and assumptions

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, related disclosures of contingent assets and liabilities. Actual results could differ materially from these estimates and assumptions. The Company reviews its estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

Management has applied significant estimates and assumptions to the following:

Intangible assets

The Company estimates the useful lives of intangible assets from the date they are available for use in the manner intended by management and periodically reviews the useful lives to reflect management’s intent about developing and commercializing the assets.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment upon the occurrence of events or changes in circumstances indicating that the carrying value of the asset may not be recoverable. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use (being the present value of the expected future cash flows of the relevant asset or cash-generating unit). An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. Management evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

Valuation of contingent consideration

The fair value of contingent consideration on the acquisition of Fluorinov Pharma Inc. (“Fluorinov”) was calculated using a discounted cash flow approach, where a risk-adjusted discount rate was applied to future cash flows. The discount rates used require significant estimates of probabilities of future preclinical and clinical success that are inherently uncertain. The estimate of the potential timing of future events is also uncertain. Changes in these estimates affect the fair value estimates of other liabilities.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017

Amounts in thousands of Canadian dollars, except per share amounts and where noted

2.	Basis of presentation (continued)

Valuation of share-based compensation and warrants

Management measures the costs for share-based compensation and warrants using market-based option valuation techniques. Assumptions are made and estimates are used in applying the valuation techniques. These include estimating the future volatility of the share price, expected dividend yield, expected risk-free interest rate, future employee turnover rates, future exercise behaviours and corporate performance. Such estimates and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates of share-based compensation and warrants.

Functional currency

Management considers the determination of the functional currency of the Company a significant judgment. Management has used its judgment to determine the functional currency that most faithfully represents the economic effects of the underlying transactions, events and conditions and considered various factors including the currency of historical and future expenditures and the currency in which funds from financing activities are generated. A Company’s functional currency is only changed when there is a material change in the underlying transactions, events and conditions.

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: Fluorinov Pharma Inc. (“Fluorinov”) from the date of its acquisition on January 26, 2016 to the date of its amalgamation on January 1, 2017, and Trillium Therapeutics USA Inc. from its date of incorporation on March 26, 2015.

Subsidiaries are fully consolidated from the date at which control is determined to have occurred and are deconsolidated from the date that the Company no longer controls the entity. The financial statements of the subsidiaries are prepared for the same reporting period as the Company using consistent accounting policies. Intercompany transactions, balances, and gains and losses on transactions between subsidiaries are eliminated.

(b)	Foreign currency

Transactions in foreign currencies are translated to the functional currency at the rate on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the spot rate of exchange as at the reporting date. All differences are taken to profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value was determined.

(c)	Cash and cash equivalents, and marketable securities

Cash and cash equivalents

Cash equivalents include guaranteed investment certificates (as at December 31, 2018 and 2017 of $0 and $8,800 respectively) with a maturity of 90 days or less. The Company has classified its cash and cash equivalents as amortized cost.

Marketable securities

Marketable securities consist of guaranteed investment certificates with a maturity of greater than 90 days and less than one year. The Company has classified its marketable securities as amortized cost.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017

Amounts in thousands of Canadian dollars, except per share amounts and where noted

3.	Significant accounting policies (continued)

(d)	Property and equipment

Recognition and measurement

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes the expenditure that is directly attributable to the acquisition of the asset. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items of property and equipment. Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment, and are recognized in profit or loss.

Depreciation

The estimated useful lives and the methods of depreciation are as follows:

Asset	Basis

Lab equipment	20% declining balance
Computer equipment	30% declining balance
Office equipment	20% declining balance
Leaseholds	Straight-line over expected lease term

Estimates for depreciation methods, useful lives and residual values are reviewed at each reporting period-end and adjusted if appropriate. Depreciation expense is recognized in research and development expenses.

(e)	Intangible assets

Research and development

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to complete development and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are expensed as incurred. No internal development costs have been capitalized to date.

Research and development expenses include all direct and indirect operating expenses supporting the products in development. The costs incurred in establishing and maintaining patents are expensed as incurred.

Intangible assets

Intangible assets that consist of intellectual property acquired separately, have finite useful lives, and are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date they are available for use in the manner intended by management. The Company is amortizing the intangible assets acquired on the acquisition of Fluorinov over five years. The remaining life at December 31, 2018 is 29 months.

The amortization method and amortization period of an intangible asset with a finite life is reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in research and development expenses.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017

Amounts in thousands of Canadian dollars, except per share amounts and where noted

3.	Significant accounting policies (continued)

(f)	Impairment of non-financial assets

The carrying amounts of the Company's non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If such an indication exists, the recoverable amount is estimated. The recoverable amount of an asset or a cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash-generating unit. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of cash inflows of other assets or cash-generating units. An impairment loss is recognized if the carrying amount of an asset or its related cash-generating unit exceeds its estimated recoverable amount. Impairment losses for intangible assets are recognized in research and development expenses.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(g)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are assessed by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount on provisions is recognized in finance costs.

A provision for onerous contracts is recognized when the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

(h)	Government assistance

Government assistance relating to research and development is recorded as a reduction of expenses when the related expenditures are incurred.

(i)	Share-based compensation

The grant-date fair value of share-based payment awards granted to employees is recognized as personnel costs, with a corresponding increase in contributed surplus, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that met the related service and non-market performance conditions at the vesting date.

For equity-settled share-based payment transactions, the Company measures the goods or services received, and the corresponding increase in contributed surplus, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the Company cannot estimate reliably the fair value of the goods or services received, it measures their value by reference to the fair value of the equity instruments granted. Transactions measured by reference to the fair value of the equity instruments granted have their fair values remeasured at each vesting and reporting date until fully vested.

(j)	Income taxes

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income or loss.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017

Amounts in thousands of Canadian dollars, except per share amounts and where noted

3.	Significant accounting policies (continued)

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.

Investment tax credits earned from scientific research and development expenditures are recorded when collectability is reasonably assured.

(k)	Loss per share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similar to basic loss per share except that the weighted average number of shares outstanding is increased to include additional shares for the assumed exercise of stock options, warrants, and conversion of preferred shares, if dilutive. The number of additional shares is calculated by assuming that outstanding preferred shares would convert to common shares and that outstanding stock options and warrants were exercised and the proceeds from such exercises were used to acquire common stock at the average market price during the reporting period. The inclusion of the Company's stock options, warrants and preferred shares in the computation of diluted loss per share has an antidilutive effect on the loss per share and has therefore been excluded from the calculation of diluted loss per share.

(l)	Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred measured at the acquisition date fair value. Acquisition costs incurred are expensed and included in general and administrative expenses in the consolidated statements of loss and comprehensive loss. When the Company acquires a business, it assesses the assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions at the acquisition date. Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability will be recognized in accordance with IFRS 9 Financial Instruments in the consolidated statements of loss and comprehensive loss.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Company re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the consolidated statements of loss and comprehensive loss.

(m)	New standards, amendments and interpretations adopted during 2018

IFRS 9 Financial Instruments

As at January 1, 2018, the Company adopted IFRS 9 Financial Instruments (“IFRS 9”). The Company has elected to not restate comparative periods in the year of initial application of IFRS 9 relating to the transition for classification, measurement and impairment. As a result, the comparative information provided continues to be accounted for on a basis consistent with those followed in the December 31, 2017 consolidated financial statements.

IFRS 9 replaces the provisions of IAS 39 Financial Instruments: Recognition and Measurement that relate to the recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets and hedge accounting. IFRS 9 also significantly amends other standards dealing with financial instruments such as IFRS 7 Financial Instruments: Disclosures.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017

Amounts in thousands of Canadian dollars, except per share amounts and where noted

3.	Significant accounting policies (continued)

Classification and measurement of financial instruments

The Company assessed the classification and measurement of the financial instruments it held at the date of initial application of IFRS 9 (January 1, 2018) and has classified its financial instruments into the appropriate IFRS 9 categories. There were no changes to the carrying value of the Company’s financial instruments resulting from this reclassification and, accordingly, there was no impact to the Company’s opening balance of deficit as at January 1, 2018 as a result of the adoption of IFRS 9.

At initial recognition, the Company measures a financial instrument at its fair value plus, in the case of a financial instrument not at fair value through profit (loss) (“FVTPL”), transaction costs that are directly attributable to the acquisition of the financial instrument. Transaction costs of financial instruments carried at fair value through FVTPL are expensed in profit (loss).

Subsequent measurement of financial assets depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories in which the Company classifies its financial instruments:

Amortized cost: Financial assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Finance income from these financial instruments is recorded in net income (loss) using the effective interest rate method.

Fair value through other comprehensive income (“FVOCI”): Financial instruments that are held for collection of contractual cash flows and for selling the financial instruments, where the financial instruments’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses, which are recognized in net income (loss). When the financial instrument is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to net income (loss).

FVTPL: Financial instruments that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL. A gain or loss on a financial instrument that is subsequently measured at FVTPL and is not part of a hedging relationship is recognized in net income (loss) and presented net in comprehensive income (loss) in the period in which it arises.

Financial liabilities are subsequently measured at amortized cost using the effective interest method or at FVTPL. Financial liabilities are subsequently measured as FVTPL when the financial liability is (i) contingent consideration of an acquirer in a business combination, (ii) held for trading, or (iii) it is designated as FVTPL if eligible.

Reclassifications of financial instruments on adoption of IFRS 9

On the date of initial application, January 1, 2018, the financial instruments of the Company were as follows, with any reclassifications noted:

Measurement Category
	Original (IAS 39)	New (IFRS 9)
Financial Assets
Cash and cash equivalents	FVTPL	Amortized cost
Marketable securities	FVTPL	Amortized cost
Amounts receivable (excluding amounts due from the federal government)	Amortized cost	Amortized cost
Financial Liabilities
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Loan payable	Amortized cost	Amortized cost
Other liabilities	FVTPL	FVTPL

The Company’s marketable securities include guaranteed investment certificates (“GICs”) held by the Company which were reclassified from the FVTPL measurement category to amortized cost. At the date of initial application, the Company’s business model meets the criteria for amortized cost. The Company intends to hold the GICs to maturity to collect contractual cash flows and these cash flows consist solely of payments of principal and interest on the principal amount outstanding.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017

Amounts in thousands of Canadian dollars, except per share amounts and where noted

3.	Significant accounting policies (continued)

Impairment of financial assets

The Company’s cash and cash equivalents, marketable securities and amounts receivable are subject to IFRS 9’s new expected credit loss model which results in a revision to its impairment methodology. Marketable securities at amortized cost are considered to be low risk, and therefore the impairment provision is determined using a 12-month expected credit loss basis. There was no impact to the Company’s opening balance of deficit as a result of the change in impairment methodology.

IFRS 15 Revenue from Contracts with Customers

As at January 1, 2018, the Company adopted IFRS 15 Revenue from Contracts with Customers which covers principles for reporting about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The adoption of this standard did not have an impact on the consolidated financial statements.

(n)	New standards and interpretations not yet effective

IFRS 16, Leases

In January 2016, the IASB issued IFRS 16 Leases (“IFRS 16”) which replaces IAS 17 Leases. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model, with certain exemptions. The standard includes two recognition exemptions for lessees – leases of “low-value” assets and short-term leases with a lease term of 12 months or less. At the commencement date of a lease, a lessee will recognize a liability to make lease payments and an asset representing the right to use the underlying asset during the lease term. Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset. Lessees are also required to remeasure the lease liability upon the occurrence of certain events such as a change in lease term. The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. The new standard will be effective for annual periods beginning on or after January 1, 2019.

The Company plans to adopt IFRS 16 using the modified retrospective transition approach and will elect to use the exemption proposed by the standard on lease contracts for which the lease terms end within 12 months as of the lease commencement date and the lease contracts where the underlying asset is of low value. The Company has leases of certain office equipment (i.e. photocopying machines) that are considered of low value. Management are in the process of assessing the impact of IFRS 16. Management’s preliminary assessment is that the impact on the financial statements is unlikely to be significant.

4.	Amounts receivable

	December 31,	December 31,
	2018	2017
	$	$

Government receivable	869	412
Interest receivable	232	257
	1,101	669

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017

Amounts in thousands of Canadian dollars, except per share amounts and where noted

5.	Property and equipment

			Office
	Lab	Computer	equipment and
	equipment	equipment	leaseholds	Total
	$	$	$	$

Cost
Balance, December 31, 2016	1,544	245	2,260	4,049
Additions	356	41	74	471
Balance, December 31, 2017	1,900	286	2,334	4,520
Additions	23	43	15	81
Disposals	(3)	-	-	(3)
Balance, December 31, 2018	1,920	329	2,349	4,598

Accumulated depreciation
Balance, December 31, 2016	333	97	359	789
Depreciation	278	61	510	849
Balance, December 31, 2017	611	158	869	1,638
Depreciation	260	52	496	808
Disposals	(3)	-	-	(3)
Balance December 31, 2018	868	210	1,365	2,443

Net carrying amounts
December 31, 2017	1,289	128	1,465	2,882
December 31, 2018	1,052	119	984	2,155

6.	Intangible assets

Total
$

Cost
Balance, December 31, 2017 and 2018	16,458

Accumulated amortization
Balance, December 31, 2016	4,608
Amortization	3,860
Balance, December 31, 2017	8,468
Amortization	2,338
Balance, December 31, 2018	10,806

Net carrying amounts
December 31, 2017	7,990
December 31, 2018	5,652

During the year ended December 31, 2018, the Company extended its estimate of the life of its small molecule platform intangible asset. This change in estimate resulted in a reduction to the amortization charge of $1,522 for the year ended December 31, 2018.

The Company’s intangible asset relating to SIRPαFc technology is fully amortized.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017

Amounts in thousands of Canadian dollars, except per share amounts and where noted

7.	Accounts payable and accrued liabilities

	December 31,	December 31,
	2018	2017
	$	$

Trade and other payables	649	2,335
Accrued liabilities	11,344	10,363
Due to related parties	903	1,394
	12,896	14,092

Amounts due to related parties include cash-settled DSUs and expense reimbursements.

8.	Other liabilities

(a)

Trillium is indebted to the Federal Economic Development Agency for Southern Ontario under a non-interest-bearing contribution agreement and is making monthly repayments of $10 through November 2019. As at December 31, 2018 and 2017, the balance repayable was $96 and $211, respectively. The loan payable was discounted using an estimated market interest rate of 15%. Interest expense accretes on the discounted loan amount until it reaches its face value at maturity.

(b)

As at December 31, 2018 and 2017, the Company had a long-term deferred lease inducement of $375 and $407 respectively, for a facility lease. The inducement benefit is being recognized over the expected term of the lease.

(c)

As at December 31, 2018 and 2017, the Company had a long-term liability of $127 and $801, respectively, related to contingent consideration on the acquisition of Fluorinov. The fair value of the contingent consideration was calculated using a discounted cash flow approach, where a risk-adjusted discount rate was applied to future cash flows. For the year ended December 31, 2018, the remeasurement of the fair value of the contingent consideration recognized an increase in the time estimate and increased risk of reaching the potential milestones, resulting in a net expense reduction of $674, which is included in research and development expenses.

9.	Share capital

(a)	Authorized

The authorized share capital of the Company consists of an unlimited number of common shares, Class B shares and First Preferred Shares, in each case without nominal or par value. Common shares are voting and may receive dividends as declared at the discretion of the board of directors. Class B shares are non-voting and convertible to common shares at the holder’s discretion, on a one-for-one basis. Upon dissolution or wind-up of the Company, Class B shares participate rateably with the common shares in the distribution of the Company’s assets. First Preferred Shares have voting rights as decided upon by the board of directors at the time of grant. Upon dissolution or wind-up of the Company, First Preferred Shares are entitled to priority over common and Class B shares.

The Company has Series I First Preferred Shares that are non-voting, may receive dividends as declared at the discretion of the board of directors, and are convertible to common shares at the holder’s discretion, on the basis of 30 Series I First Preferred Shares for one common share.

The Company has Series II First Preferred Shares that are non-voting, may receive dividends as declared at the discretion of the board of directors, and are convertible to common shares at the holder’s discretion, on the basis of one Series II First Preferred Share for one common share.

Holders may not convert Series I or Series II First Preferred Shares into common shares if, after giving effect to the exercise of conversion, the holder would have beneficial ownership or direction or control over common shares in excess of 4.99% of the then outstanding common shares. This limit may be raised at the option of the holder on 61 days’ prior written notice: (i) up to 9.99%, (ii) up to 19.99%, subject to clearance of a personal information form submitted by the holder to the Toronto Stock Exchange; and (iii) above 19.99%, subject to approval by the Toronto Stock Exchange and shareholder approval.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017

Amounts in thousands of Canadian dollars, except per share amounts and where noted

9.	Share capital (continued)

(b)	Share capital issued – year ended December 31, 2018

In a June 2018 amendment to the license agreement for SIRPαFc, the sublicense revenue sharing provisions were removed in return for a payment to the licensors of $3,000 in the form of 369,621 common shares, which was recorded in research and development expenses.

During the year ended December 31, 2018, 35,154,286 Series I First Preferred Shares were converted into 1,171,806 common shares.

Share capital issued – year ended December 31, 2017

In June 2017, the Company completed an underwritten public offering of common shares and non-voting convertible preferred shares in the United States. In the offering, the Company sold 2,949,674 common shares and 3,250,000 Series II Non-Voting Convertible First Preferred Shares at a price of U.S. $5.00 per share. The gross proceeds from this offering were $41,847 (U.S. $30,998) before deducting offering expenses of $2,856.

Concurrently with the closing of the offering, the Company amended the terms of certain common share purchase warrants held by an existing institutional investor. The warrants were previously exercisable to acquire up to 1,190,476 common shares at an exercise price of $8.40 per common share until December 13, 2018 (in each case after giving effect to the 30:1 consolidation previously effected by the Company). Pursuant to the amendment, each warrant (the “Preferred Warrants”) will now be exercisable, at the discretion of the holder, to acquire either one common share or one Series II Non-Voting Convertible First Preferred Share. All other terms of the warrants (including the aggregate number of shares issuable on exercise of the warrants, the exercise price and the expiry date) remain unchanged.

In December 2017, the Company completed a non-brokered private placement financing and sold 1,950,000 common shares and 400,000 Series II Non-Voting Convertible Preferred Shares at a price of U.S. $8.50 per share yielding gross proceeds of $25,338 (U.S. $19,975) before deducting offering expenses of $1,784.

During the year ended December 31, 2017, 13,332 common shares were issued on the exercise of 399,980 warrants for proceeds of $159; 900,364 Series I First Preferred Shares were converted into 30,012 common shares; and 359,202 Series II First Preferred Shares were converted into 359,202 common shares.

(c)	Weighted average number of common shares

The weighted average number of common shares outstanding for the years ended December 31, 2018 and 2017 were 13,906,074 and 9,771,021, respectively. The Company has not adjusted its weighted average number of common shares outstanding in the calculation of diluted loss per share, as any adjustment would be antidilutive.

(d)	Warrants

Changes in the number of outstanding warrants that are exercisable into common shares during the years ended December 31 were as follows:

		2018		2017

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	warrants	price	warrants	price

Balance, beginning of year	69,073,031	$0.29	105,187,297	$0.29
Warrant amendment	-	-	(35,714,286)	0.28
Exercised	-	-	(399,980)	0.40
Expired	(69,073,031)	0.29	-	-
Balance, end of year	-	$ -	69,073,031	$0.29

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017

Amounts in thousands of Canadian dollars, except per share amounts and where noted

9.	Share capital (continued)

There were 1,190,476 Preferred Warrants that were exercisable at $8.40 per warrant for one common share or one Series II First Preferred Share that expired in December 2018.

(e)	Stock option plan

The 2018 Stock Option Plan was approved by the Company’s shareholders at the annual meeting held on June 1, 2018. Stock options granted are equity-settled, have a vesting period of four years and have a maximum term of ten years. The total number of common shares available for issuance under the Company’s 2018 Stock Option Plan is 3,894,501. As at December 31, 2018, the Company was entitled to issue an additional 1,195,296 stock options under the 2018 Stock Option Plan.

Changes in the number of options outstanding during the years ended December 31 were as follows:

		2018		2017

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price

Balance, beginning of year	1,746,982	$12.87	1,380,237	$13.38
Granted	1,082,600	4.95	377,078	11.00
Forfeited	(128,356)	12.98	(10,000)	12.01
Expired	(2,021)	14.08	(333)	30.00

Balance, end of year	2,699,205	$9.69	1,746,982	$12.87

Options exercisable, end of year	1,193,486	$12.96	845,336	$12.80

The following table reflects stock options outstanding as at December 31, 2018:

		Stock options outstanding		Stock options exercisable

		Weighted average
		remaining
	Number	contractual life	Weighted average	Number	Weighted average
Exercise prices	outstanding	(in years)	exercise price	exercisable	exercise price

$3.90 - $4.23	870,600	9.9	$4.23	-	-
$6.36 - $9.89	698,634	7.3	$8.16	381,168	$8.27
$10.35 - $12.22	497,356	7.0	$11.20	330,793	$10.70
$13.98 - $15.30	294,563	7.4	$14.02	196,695	$14.03
$17.00 - $23.44	309,052	6.7	$20.22	258,851	$20.41
$28.05	29,000	6.4	$28.05	25,979	$28.05

	2,699,205	8.0	$9.69	1,193,486	$12.96

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017

Amounts in thousands of Canadian dollars, except per share amounts and where noted

9.	Share capital (continued)

Share-based compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model with the weighted average assumptions for the years ended December 31 as follows:

	2018	2017
Expected option life	6 years	6 years
Risk-free interest rate	2.4%	1.6%
Dividend yield	0%	0%
Expected volatility	82%	87%

The Black-Scholes option pricing model was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company's stock option awards. This model also requires highly subjective assumptions, including future stock price volatility and average option life, which significantly affect the calculated values.

The risk-free interest rate is based on the implied yield on a Government of Canada zero-coupon issue with a remaining term equal to the expected term of the option. Expected volatility for 2017 and the first six months of 2018 was determined using a combination of historical volatilities of a peer group of biotechnology companies and the Company’s own historical volatility. Thereafter there was sufficient historical data solely for the Company on which to base the expected volatility. The life of the options is estimated considering the vesting period at the grant date, the life of the option and the average length of time similar grants have remained outstanding in the past. The forfeiture rate is an estimate based on historical evidence and future expectations. The dividend yield was excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations and future growth.

For the years ended December 31, 2018 and 2017, the Company issued 1,082,600 and 377,078 stock options with a fair value of $3,812 and $3,030 and a weighted average grant date fair value of $3.52 and $8.03, respectively.

(f)	Deferred Share Unit Plan

The board of directors approved a Cash-Settled DSU Plan on November 9, 2016. On March 9, 2017, the board of directors amended the terms of all outstanding equity-settled DSUs to be settled in cash. The 2014 Equity DSU Plan was subsequently terminated resulting in a reclassification of $414 from contributed surplus to accrued liabilities and the Cash-Settled DSU Plan continues as the only DSU plan of the Company.

For the years ended December 31, 2018 and 2017, there were 189,393 and 46,187 DSUs issued, respectively. The fair values of DSUs under this plan as at December 31, 2018 and 2017 were $806 and $1,349, respectively. The number of DSUs outstanding as at December 31, 2018, and 2017 were 334,982 and 145,589, respectively.

10.	Income taxes

Income taxes recoverable have not been recognized in the consolidated statements of loss and comprehensive loss, as the Company has been incurring losses since inception, and it is not probable that future taxable profits will be available against which the accumulated tax losses can be utilized.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017

Amounts in thousands of Canadian dollars, except per share amounts and where noted

10.	Income taxes (continued)

(a)	Unrecognized deferred tax assets

As at December 31, 2018 and 2017, deferred tax assets have not been recognized with respect to the following items:

	2018	2017
	$	$

Non-capital losses carried forward	33,896	25,078
Tax credits carried forward	6,781	5,908
Accounting basis of property and equipment and intangible assets in excess of tax basis	1,803	48
Scientific research and experimental development expenditures	10,830	9,441
Share issue costs and other	685	1,182
	53,995	41,657

(b)

As at December 31, 2018 and 2017, the Company had available research and development expenditures of approximately $40,867 and $35,628, respectively, for income tax purposes, which may be carried forward indefinitely to reduce future years’ taxable income. As at December 31, 2018 and 2017, the Company also had unclaimed Canadian scientific research and development tax credits of $8,594 and $7,483, respectively, which are available to reduce future taxes payable with expiries from 2019 through 2038. The benefit of these expenditures and tax credits has not been recorded in the accounts.

(c)

As at December 31, 2018, the Company has accumulated non-capital losses for federal and provincial income tax purposes in Canada that are available for application against future taxable income. The benefit of these losses has not been recorded in the accounts.

The non-capital tax losses expire as follows:

Federal
$

2025	3,213
2026	6,457
2027	4,662
2028	4,169
2029	3,784
2030	1,905
2031	1,624
2032	2,883
2033	2,132
2034	5,708
2035	9,172
2036	20,724
2037	32,779
2038	28,700
127,912

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017

Amounts in thousands of Canadian dollars, except per share amounts and where noted

10.	Income taxes (continued)

(d)	The reconciliation of the Canadian statutory income tax rate applied to the net loss for the year to the income tax expense is as follows:

	2018	2017
	$	$

Statutory income tax rate	26.5%	26.5%

Income tax recovery based on statutory income tax rate	(11,279)	(11,966)
Investment tax credits	(884)	(1,567)
Share-based compensation and other	(165)	213
Change in unrecognized tax assets	12,336	13,324

Income tax expense	8	4

11.	Research and development

Components of research and development expenses for the years ended December 31 were as follows:

	2018	2017
	$	$

Research and development programs, excluding the below items	27,493	22,831
Salaries, fees and short-term benefits	8,510	7,969
License agreement amendment (note 9(b))	3,000	-
Share-based compensation	2,148	2,911
Amortization of intangible assets	2,338	3,860
Change in fair value of contingent consideration	(674)	(1,158)
Depreciation of property and equipment	808	849
Tax credits	(197)	(127)
	43,426	37,135

12.	General and administrative

Components of general and administrative expenses for the years ended December 31 were as follows:

	2018	2017
	$	$

General and administrative expenses, excluding the below items	1,905	1,469
Salaries, fees and short-term benefits	2,716	2,038
Change in fair value of deferred share units	(1,401)	10
Share-based compensation	362	344
	3,582	3,861

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017

Amounts in thousands of Canadian dollars, except per share amounts and where noted

13.	Commitments and contingencies

As at December 31, 2018, the Company had obligations to make future payments, representing significant research and development contracts and other commitments that are known and committed in the amount of approximately $30,694. Most of these agreements are cancelable by the Company with notice. These commitments include agreements related to the conduct of the phase 1 clinical trials, sponsored research, manufacturing and preclinical studies. The Company also has minimum lease payments for operating lease commitments, primarily for its office and laboratory lease, in the amount of $398 over the next 12 months, $1,538 from 12 to 60 months, and $46 thereafter. The facility lease contains options for early termination and for lease extension.

The Company enters into research, development and license agreements in the ordinary course of business where the Company receives research services and rights to proprietary technologies. Milestone and royalty payments that may become due under various agreements are dependent on, among other factors, clinical trials, regulatory approvals and ultimately the successful development of a new drug, the outcome and timing of which are uncertain. Under the license agreement for SIRPαFc, the Company has future contingent milestones payable of $25 related to successful patent grants, $200 and $300 on the first patient dosed in phase 2 and 3 trials respectively, regulatory milestones on their first achievement totalling $5,000, and royalties on commercial sales.

In connection with the acquisition of Fluorinov, the Company is obligated to pay up to $35,000 of additional future payments that are contingent upon achieving certain clinical and regulatory milestones with an existing Fluorinov compound. The Company also has an obligation to pay royalty payments on future sales of such compounds. At Trillium’s discretion, up to 50% of the future contingent payments can be satisfied through the issuance of common shares of Trillium provided that the aggregate number of common shares issuable under such payments will not exceed 1,558,447 common shares unless shareholder approval has first been obtained. In addition, any such future share issuance remains subject to final approval from Trillium’s board of directors and receipt of any requisite approvals under the applicable rules of the Toronto Stock Exchange and the NASDAQ Stock Market. Trillium has also committed to use commercially reasonable efforts to monetize Fluorinov’s central nervous system assets and share 50% of the net proceeds with Fluorinov shareholders.

The Company has two agreements with Catalent Pharma Solutions pursuant to which Trillium acquired the right to use a proprietary expression system for the manufacture of two SIRPαFc constructs. Consideration for each license includes potential pre-marketing approval milestones of up to U.S. $875 and aggregate sales milestone payments of up to U.S. $28,750.

The Company periodically enters into research and license agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken by or on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the consolidated financial statements with respect to these indemnification obligations.

14.	Related parties

For the years ended December 31, 2018 and 2017, the key management personnel of the Company were the board of directors, Chief Executive Officer, Chief Medical Officer, Chief Scientific Officer, Chief Financial Officer and the Chief Development Officer.

Compensation for key management personnel of the Company for the years ended December 31 was as follows:

	2018	2017
	$	$

Salaries, fees and short-term benefits	4,201	3,805
Share-based compensation	1,171	2,595
Total	5,372	6,400

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017

Amounts in thousands of Canadian dollars, except per share amounts and where noted

14.	Related parties (continued)

Executive officers and directors participate in the 2018 Stock Option Plan and the Cash-Settled DSU Plan, and officers participate in the Company’s benefit plans. Directors receive annual fees for their services. As at December 31, 2018, the key management personnel controlled approximately 1% of the voting shares of the Company.

Outstanding balances with related parties at year-end are unsecured, interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. For the year ended December 31, 2018, $75 was paid to a director for consulting fees (2017 – nil).

15.	Operating segment

The Company has a single operating segment, the research and development therapies for the treatment of cancer. Substantially all of the Company’s operations, assets and employees are in Canada.

16.	Management of capital

The Company defines its capital as share capital, warrants and contributed surplus. The Company’s objectives when managing capital are to ensure there are sufficient funds available to carry out its research and development programs. To date, these programs have been funded primarily through the sale of equity securities and the exercise of common share purchase warrants. The Company also sources non-dilutive funding by accessing grants, government assistance and tax incentives, and through partnerships with corporations and research institutions. The Company uses budgets and purchasing controls to manage its costs. The Company is not exposed to any externally imposed capital requirements.

17.	Financial instruments

Fair value

IFRS 13 Fair Value Measurement provides a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs are those that reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s assumptions with respect to how market participants would price an asset or liability. These two inputs used to measure fair value fall into the following three different levels of the fair value hierarchy:

Level 1	Quoted prices in active markets for identical instruments that are observable.
Level 2	Quoted prices in active markets for similar instruments; inputs other than quoted prices that are observable and derived from or corroborated by observable market data.
Level 3	Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The hierarchy requires the use of observable market data when available.

The Company has classified cash and cash equivalents as Level 1. The marketable securities and loan payable have been classified as Level 2. The Fluorinov contingent consideration in other liabilities has been classified as Level 3. The fair value of the contingent consideration increases as the time to the expected milestones decreases assuming the probability of achieving the milestones remains unchanged.

Cash and cash equivalents, marketable securities, amounts receivable, accounts payable and accrued liabilities, and other current liabilities, due within one year, are all short-term in nature and, as such, their carrying values approximate fair values. Marketable securities, which primarily include GICs held by the Company, are valued at amortized cost.

Risks

The Company has exposure to credit risk, liquidity risk, interest rate risk and currency risk. The Company’s board of directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Audit Committee of the board of directors is responsible for reviewing the Company’s risk management policies.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017

Amounts in thousands of Canadian dollars, except per share amounts and where noted

17.	Financial instruments (continued)

(a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and cash equivalents, marketable securities and amounts receivable. The carrying amount of these financial assets represents the maximum credit exposure. The Company follows an investment policy to mitigate against the deterioration of principal and to enhance the Company’s ability to meet its liquidity needs. Cash is on deposit with major Canadian chartered banks and the Company invests in high-grade short-term instruments.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company is a development stage company and is reliant on external fundraising to support its operations. Once funds have been raised, the Company manages its liquidity risk by investing in cash and short-term instruments to provide regular cash flow for current operations. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The board of directors reviews and approves the Company’s operating and capital budgets, as well as any material transactions not in the ordinary course of business.

(c)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company holds its cash in bank accounts or high-interest savings accounts that have a variable rate of interest. The Company manages its interest rate risk by holding highly liquid short-term instruments and by holding its investments to maturity, where possible. The Company earned interest income for the years ended December 31, 2018 and 2017 of $1,084 and $722, respectively. Therefore, a 100 basis points change in the average interest rate for the years ended December 31, 2018 and 2017 would have a net impact on finance income of $11 and $7, respectively.

(d)	Currency risk

The Company is exposed to currency risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar, which are primarily expenses in U.S. dollars. As at December 31, 2018 and 2017, the Company held U.S. dollar cash and cash equivalents and marketable securities in the amount of U.S. $30,208 and U.S. $58,627, and had U.S. dollar denominated accounts payable and accrued liabilities in the amount of U.S. $7,404 and U.S. $6,778, respectively. Therefore, a 1% change in the foreign exchange rate would have a net impact on finance costs as at December 31, 2018 and December 31, 2017 of $296 and $673, respectively.

U.S. dollar expenses for the years ended December 31, 2018 and 2017 were approximately U.S. $18,050 and U.S. $15,040, respectively. Varying the U.S. exchange rate for the years ended December 31, 2018 and 2017 to reflect a 1% strengthening of the Canadian dollar would have decreased the net loss by approximately $234 and $199, respectively, assuming that all other variables remained constant.

18.	Events after the balance sheet date

In February 2019, the Company completed an underwritten public offering for gross proceeds of U.S. $15 million comprised of 6,550,000 common share units and 12,200,000 Series II Non-Voting Convertible First Preferred Share units, each issued at U.S. $0.80 per unit. Each common share units is comprised of one common share of the Company and one common share purchase warrant. Each common share purchase warrant will be exercisable for one common share at a price of U.S. $0.96 per common share purchase warrant for sixty months. Each preferred share unit is comprised of one Series II First Preferred Share of the Company and one Series II First Preferred Share purchase warrant. Each Series II First Preferred Share purchase warrant will be exercisable for one Series II First Preferred Share at a price of U.S. $0.96 per Series II First Preferred Share purchase warrant for sixty months.